Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2011. If any information in this section differs from information in the annual report, you should rely on the information in this section. Financial information for the fiscal year ended December 31, 2012, and for the first quarter of 2013, consists of preliminary figures that are subject to change.

The Economy

Gross Domestic Product

Mexico’s GDP increased by 3.9% in real terms during 2012, as compared with 2011. This increase was primarily the result of increased non-oil exports and increased internal demand. Mexico’s real GDP growth by sector is set forth in the table below.

Real GDP Growth by Sector

	2007	2008	2009	2010	2011	2012(1)
GDP (constant 2003 prices)	3.3%	1.2%	(6.0)%	5.3%	3.9%	3.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.3	1.2	(3.2)	2.9	(2.6)	6.7
Secondary Activities:
Mining	(0.2)	(1.7)	(2.9)	1.2	(1.0)	1.2
Utilities	3.7	(2.3)	1.8	10.4	6.6	3.2
Construction	4.4	3.1	(7.3)	(0.6)	4.6	3.3
Manufacturing	1.7	(0.7)	(9.9)	9.9	4.9	4.3
Tertiary activities:
Wholesale and retail trade	5.0	0.9	(14.2)	11.7	9.4	5.2
Transportation and warehousing	3.7	0.0	(5.9)	7.5	3.2	4.3
Information	11.6	8.0	0.8	1.5	5.1	8.6
Finance and insurance	13.9	12.8	1.7	13.1	10.1	8.1
Real estate, rental and leasing	3.1	3.0	(1.9)	1.9	2.4	2.5
Professional, scientific and technical services	3.1	3.0	(5.1)	(1.0)	4.8	0.9
Management of companies and enterprises	(3.0)	14.0	(8.1)	5.5	2.0	4.1
Administrative support, waste management and remediation services	3.1	1.6	(4.8)	1.6	5.2	4.1
Education services	1.9	0.8	0.5	0.1	1.8	1.1
Health care and social assistance	2.5	(1.5)	0.8	0.8	1.8	2.1
Arts, entertainment and recreation	3.1	1.5	(4.6)	6.0	2.2	4.4
Accommodation and food services	2.6	0.9	(7.7)	3.2	2.5	4.9
Other services (except public administration)	3.9	0.7	(1.0)	1.0	2.8	4.6
Public administration	1.7	1.1	3.8	3.1	(2.1)	0.9

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.

Source:	Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

Mexico’s total gross fixed investment totaled Ps. 3,210.3 billion in 2012, as compared to Ps. 2,880.8 billion in 2011.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) during 2012 was 3.6%, 0.6 percentage points higher than inflation as estimated in the budget for that year and 0.2 percentage points lower than consumer inflation during 2011.

Consumer inflation for the two months ended February 28, 2013 was 0.9%, the same as inflation during the same period of 2012.

Employment and Labor

The number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043 at December 31, 2012, an increase of 711,708 from the level recorded at the end of 2011.

At December 31, 2012, the unemployment rate was 4.5%, which was the same as the unemployment rate at December 31, 2011. At February 28, 2013, the unemployment rate was 4.8%, as compared to an unemployment rate of 4.5% at December 31, 2012.

The minimum wage was increased by 0.4% on November 27, 2012 and by 3.9% on January 1, 2013.

Interest Rates

During the first three months of 2013, interest rates on 28-day Cetes averaged 4.1% and interest rates on 91-day Cetes averaged 4.2%, as compared to average rates on 28-day Cetes of 4.3% and on 91-day Cetes of 4.4% during the same period of 2012. On April 5, 2013 the 28-day Cetes rate was 3.8% and the 91-day Cetes rate was 3.9%.

Principal Sectors of the Economy

Tourism

During 2012, revenues from international travelers to Mexico, including both tourists and visitors, amounted to U.S. $12.7 billion (a 7.2% increase as compared to 2011), consisting of:

•	U.S. $10.7 billion from tourists (durational stay of more than one day), and

•	U.S. $2.0 billion from visitors (durational stay of one day or less).

The number of tourists to the interior (as opposed to border cities) in 2012 totaled 13.5 million, a 1.9% increase as compared to 2011, and resulted in revenues of U.S. $10.1 billion, a 7.4% increase as compared to 2011. The average expenditure per tourist to the interior increased by 5.5%, to U.S. $752.70.

During 2012, tourism-related expenditures by Mexicans traveling abroad, including both tourists and visitors, amounted to U.S. $8.4 billion (a 7.1% increase as compared to 2011), consisting of:

•	U.S. $5.4 billion from tourists (durational stay of more than one day), and

•	U.S. $3.0 billion from visitors (durational stay of one day or less).

The tourism balance recorded a surplus of U.S. $4.3 billion in 2012, a 7.3% increase as compared to the U.S. $4.0 billion surplus recorded in 2011.

Financial System

2013 Monetary Program

Consistent with Mexico’s monetary program for 2012, Mexico’s monetary program for 2013 has as its principal objective the achievement of an inflation rate not higher than its annualized target of 3.0% (+/-1.0%). Mexico’s monetary program for 2013 includes the following:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflation factors;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a policy of communication that promotes transparency, credibility and effective monetary policy; and

•	a policy that promotes the expedited adoption of monetary policy measures, which are meant to reduce inflation and prevent its effects on the formation of prices.

The M1 money supply of Mexico is the sum of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits. As of December 31, 2012, the M1 money supply increased by 5.7%, the amount of bills and coins held by the public increased by 6.4% and the aggregate amount of checking account deposits denominated in pesos increased by 1.2%, each as compared to December, 31 2011 (in real terms).

As of February 28, 2013, the M1 money supply increased by 7.3%, the amount of bills and coins held by the public increased by 4.5% and the aggregate amount of checking account deposits denominated in pesos increased by 5.2%, each as compared to February 28, 2012 (in real terms).

Financial savings in Mexico are defined as the difference between the monetary aggregate M4 and bills and coins held by the public. As of December 31, 2012, financial savings increased by 10.8%, savings generated by Mexican residents increased by 4.2% and savings generated by non-residents increased by 50.6%, each as compared to December 31, 2011 (in real terms).

As of February 28, 2013, financial savings increased by 10.7%, savings generated by Mexican residents increased by 4.7% and savings generated by non-residents increased by 44.2%, each as compared to February 28, 2012 (in real terms).

As of December 31, 2012, the monetary base totaled Ps. 846.0 billion, a 10.8% nominal increase from the level of Ps. 763.5 billion as of December 31, 2011.

As of March 18, 2013, the monetary base totaled Ps. 787.4 billion, a 6.93% nominal decrease from the level of Ps. 846.0 billion at December 31, 2012.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, remained at 4.50% from July 17, 2009 to March 8, 2013, when it was decreased to 4.00%.

Banking Supervision and Support

The total amount of past-due loans of commercial banks was Ps. 71.7 billion at January 31, 2013, as compared to Ps. 69.7 billion at December 31, 2012 and Ps. 60.2 billion at December 31, 2011.

The total loan portfolio of the banking system was 3.3% lower at January 31, 2013 than the total loan portfolio as of December 31, 2012. However, the total loan portfolio of the banking system was 8.06% greater in real terms at December 31, 2012 than the total loan portfolio as of December 31, 2011.

The past-due loan ratio of commercial banks was 2.6% at January 31, 2013, as compared to a ratio of 2.5% at December 31, 2012.

The amount of loan loss reserves held by commercial banks totaled Ps. 130.9 billion at January 31, 2013, as compared to Ps. 129.1 billion at December 31, 2012 and Ps. 115.0 billion at December 31, 2011. At this level, commercial banks had reserves covering 185.3% of their past-due loans as of December 31, 2012, exceeding the minimum reserve level of 45%.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares. At December 31, 2012, the IPC stood at 43,705.8 points, representing a 17.9% nominal increase from the level of 37,077.52 points at December 31, 2011.

At April 3, 2013, the IPC stood at 43,717.57 points, representing a 0.03% nominal increase from the level at December 31, 2012.

External Sector of the Economy

Foreign Trade

Mexico registered a trade surplus of U.S. $0.2 billion in 2012, as compared with a trade deficit of U.S. $1.5 billion for 2011. In particular, exports increased or decreased as follows (each as compared to 2011):

•	merchandise exports increased by 6.2%, to U.S. $370.9 billion, as compared to U.S. $349.4 billion for 2011;

•	petroleum exports decreased by 5.9%, while non-petroleum exports increased by 8.5%; and

•	exports of manufactured goods (which represented 81.4% of total merchandise exports) increased by 8.4%.

Mexico’s total imports increased by 5.7% in 2012, to U.S. $370.8 billion, as compared to U.S. $350.8 billion for 2011. In particular, imports increased or decreased as follows (each as compared to 2011):

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

During the first month of 2013, Mexico registered a trade deficit of U.S. $2.9 billion, as compared to a trade deficit of U.S. $0.3 billion for the same period of 2012. In particular, exports increased or decreased as follows (each as compared to the same period of 2012):

•	merchandise exports remained the same at U.S. $27.3 billion;

•	petroleum exports decreased by 1.5%, while non-petroleum exports increased by 0.4%; and

•	exports of manufactured goods (which represented 78.7% of total merchandise exports) increased by 1.2%.

During the first month of 2013, total imports increased by 9.5%, to U.S. $30.2 billion, as compared to U.S. $27.5 billion for the same period of 2012. In particular, imports increased or decreased as follows (each as compared to the same period of 2012):

•	imports of intermediate goods increased by 8.1%;

•	imports of capital goods increased by 9.7%; and

•	imports of consumer goods increased by 16.1%.

Mexican exports to the United States increased from U.S. $274.4 billion in 2011 to U.S. $287.8 billion in 2012, mainly due to higher demand for Mexican goods in the United States as a result of the recovery of economic activity in the United States. Nevertheless, Mexican exports to the United States increased at a lower rate (4.9%) than did United States exports to Mexico (6.2%).

Balance of International Payments

The balance of Mexico’s international payments during 2012 was comprised of the following:

•	Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $9.2 billion, as compared to a deficit of U.S. $9.7 billion, or 0.9% of GDP, for 2011;

•	the capital account registered a surplus of U.S. $46.9 billion in 2012, as compared to a surplus of U.S. $49.4 billion in 2011; and

•

Foreign investment in Mexico totaled U.S. $69.3 billion during 2012, as compared to U.S. $46.6 billion during 2011 (and was composed of direct foreign investment inflows totaling U.S. $12.7 billion and net foreign portfolio investment inflows, including securities placed abroad, totaling U.S. $56.7 billion).

Foreign Direct Investment in Mexico

During the year ended December 31, 2012, foreign direct investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investments Registry) totaled approximately U.S. $12.7 billion, as compared with U.S. $21.5 billion during 2011. Total foreign direct investment during 2012 (excluding investment in securities) was directed as follows:

•	55.7% was directed to manufacturing;

•	(21.5%) was directed to financial services;

•	20.0% was directed to commerce;

•	12.9% was directed to construction;

•	3.7% was directed to mass media;

•	5.0% was directed to mining;

•	6.9% was directed to real estate and rental services;

•	1.9% was directed to transportation;

•	0.5% was directed to agriculture, livestock, fishing and forestry;

•	1.0% was directed to electricity and water; and

•	13.9% was directed to other services.

During 2012, foreign direct investment in Mexico came primarily from the United States (not including Puerto Rico), which accounted for 58.5% of the total foreign direct investment. The remaining foreign direct investments came from Japan (13.1%), Canada (8.2%), Luxembourg (6.6%), Germany (5.9%) and other countries.

Exchange Controls and Foreign Exchange Rates

During 2012, the average peso/dollar exchange rate was Ps. 13.1613 = U.S. $1.00. During the first two months of 2013, the average peso/dollar exchange rate was Ps. 12.7110 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on April 4, 2013 (which took effect on the second business day thereafter) was Ps. 12.3197 = U.S. $1.00.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would conduct an auction of U.S. $400 million on each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The daily auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through April 4, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

As of December 31, 2012, Mexico’s international reserves totaled U.S. $163.6 billion, an increase of U.S. $21.1 billion as compared to international reserves as of December 31, 2011. As of December 31, 2012, the net international assets of Banco de México totaled U.S. $166.5 billion, an increase of U.S. $17.2 billion as compared to net international assets as of December 31, 2011.

As of March 15, 2013, Mexico’s international reserves totaled U.S. $165.7 billion, an increase of U.S. $2.1 billion as compared to international reserves as of December 31, 2012. As of March 15, 2013, the net international assets of Banco de México totaled U.S. $169.4 billion, an increase of U.S. $2.9 billion as compared to net international assets as of December 31, 2012.

Public Finance

2012 Fiscal Results

In 2012, public sector budgetary revenues totaled Ps. 3,517.5 billion in nominal pesos, a 3.3% increase in real terms as compared to 2011. This increase is mainly explained by a 3.7% increase in crude oil revenues (which was in part due to an increase in price of crude oil exports) and a 1.4% increase in non-oil tax revenues, each in real terms as compared to 2011.

During 2012, net public sector budgetary expenditures increased by 3.8% in real terms as compared to 2011. During 2012, public sector financing costs increased by 7.0% in real terms as compared to 2011, mainly as a result of the depreciation of the average exchange rate and the increase of the financing cost of Pemex. Public sector financing costs as a percentage of GDP increased from 1.9% of GDP in 2011 to 2.0% in 2012.

The amounts contained in the proceeding funds were as follows as of December 31, 2012:

•	Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 17.5 billion;

•	Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.5 billion;

•	Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.4 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 14.8 billion.

2011 and 2012 Results;

2012 Budget and 2013 Budget Assumptions and Targets

	2011 Results(1)	2012 Budget(2)	2012 Results(3)	2013 Budget(4)
Real GDP growth (%)	3.9%	3.3%	3.9%	3.5%
Increase in the national consumer price index (%)	3.8%	3.0%	3.6%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $101.13	U.S. $84.90(5)	U.S. $101.81	U.S. $86.00
Current account deficit as % of GDP	(0.9)%	n.a.	(0.8)%	n.a.
Average exchange rate (Ps./U.S.$1.00)	12.4	12.8	13.2	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	4.2%	4.6%
Public sector balance as % of GDP(6)	(2.5)%	(2.4)%	(2.6)%	0.0%
Primary balance as % of GDP(6)	(0.6)%	(0.3)%	(0.6)%	n.a.

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) and in the Programa Económico 2012 (Economic Program for 2012.
(3)	Preliminary.
(4)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2013 (General Economic Policy Guidelines for 2013) published in December 7, 2012 and in the Programa Económico 2013 (Economic Program for 2013) published on December 26, 2012, as modified by the 2013 Budget adopted by the Mexican Congress.
(5)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the Federal Revenue Law for 2013. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(6)	Including physical investments by PEMEX.

Source: Ministry of Finance and Public Credit.

Public Debt

Mexico’s public debt policy for 2013 is intended to be flexible enough meet the needs of the Mexican Government while coping with market dynamics and unforeseen developments and maintaining costs and risks at stable levels. Mexico’s new public debt policy will continue the practice of relying on local markets as the core source of funding for the Mexican Government, and will supplement this source of funding with external financing from the United States, Europe and Japan. Mexico’s principal objectives in achieving external financing are as follows:

•	to improve the terms and conditions of Mexico’s external liabilities;

•	to strengthen and diversify Mexico’s investors base, considering the continued presence in the most influential international markets;

•	to strengthen Mexico’s benchmark bonds; and

•	to maintain a constant relationship with international investors, in order to ensure transparency and to promote investment in Mexico.

Of the total gross internal debt of the Mexican Government at December 31, 2012, Ps. 396.7 billion represented short-term debt and Ps. 3,178.6 billion represented long-term debt, as compared to Ps. 349.8 billion of short-term debt and Ps. 2,847.9 billion of long-term debt at December 31, 2011.

The Mexican Government’s financing costs on internal debt totaled Ps. 207.6 billion during 2012, or 1.3% of GDP, an increase of 7.3% as compared to 2011. During 2012, the average maturity of the Mexican Government’s internal debt increased by 0.4 years, from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2012.

At December 31, 2012, the gross internal debt of the public sector. including the recognition of PIDIREGAS related debt, totaled Ps. 3,861.1 billion, as compared to Ps. 3,446.8 billion at December 31, 2011.

The following table summarizes the net internal public debt of the Mexican Government as of each of the dates indicated.

Internal Debt of the Mexican Government(1)

	December 31,
	2007		2008		2009		2010		2011		2012(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps.2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,257.8	91.1%
Cetes	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	531.3	14.9
Floating Rate Bonds	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3	200.4	5.6
Inflation-Linked Bonds	235.3	12.4	334.9	14.0	430.6	15.9	647.2	22.4	642.1	20.1	747.2	20.9
Fixed Rate Bonds	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,777.9	49.7
Other	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.8	317.6	8.9

Total Gross Debt	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps.2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,575.3	100.0%

Net Debt
Financial Assets(3)	(107.9)		(68.6)		(231.4)		(79.4)		(85.6)		(74.2)

Total Net Debt	Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,112.1		Ps. 3,501.1

Gross Internal Debt/GDP		16.1%		19.8%		21.4%		20.9%		20.7%		21.7%
Net Internal Debt/GDP		15.2%		19.2%		19.6%		20.4%		20.2%		21.3%

Note:	Numbers may not total due to rounding.
n.a.	not available.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 0.0 at December 31, 2012. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

Total public debt (gross external debt plus net internal debt) of Mexico at December 31, 2012 represented approximately 32.9% of nominal GDP, 1.2 percentage points higher than at December 31, 2011.

At December 31, 2012, Mexico’s total public sector external debt was held as follows:

•	bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 63.1%;

•	multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 23.3%;

•	commercial banks held approximately 13.3%; and

•	other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2007	U.S. $	40,114	U.S. $	7,745	U.S. $	6,576	U.S. $	54,435	U.S. $	920	U.S. $	55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(4)		66,912		50,063		5,626		122,601		3,125		125,726

By Currency(3)

	At December 31,
	2007		2008		2009		2010		2011		2012(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%	105,836	84.2%
Japanese yen	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8	6,847	5.4
Pounds sterling	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6	1,993	1.6
Swiss francs	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8	961	0.8
Others	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4	10,089	8.0

Total	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%	125,726	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (b) external borrowings by the public sector after December 31, 2012 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

  Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On January 10, 2013, Mexico issued U.S. $1.5 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $110 billion Global Medium Term Notes program at a yield to maturity of 4.194%.

On February 6, 2013, Mexico issued UDI 225 million of stripped coupons from principal and UDI 41 million of stripped coupons from interest. The transaction was the second to be carried out under a program implemented on November 14, 2012, which was designed to simultaneously auction stripped coupons from principal and from interest of 30-year UDIbonos.

Legal and Political Reforms

Educational Reform

The Enactment of the Constitutional Reform of Education went into effect on February 27, 2013. The law is intended to improve the public educational system of Mexico by introducing competency exams and objective, merit-based standards for teacher hiring and promotions. In addition, this law provides federal funding for extended learning hours and the improvement of school building infrastructures.

Amendments to Governmental Accounting Regulations

Amendments to the General Law on Governmental Accounting went into effect on January 1, 2013. These amendments are designed to improve transparency in government spending by, among other things, including a requirement that state, local and municipal governments publish periodic information regarding federal funds received. In addition, the law provides for the creation and maintenance of web sites that grant the public access to financial information for all levels of government, including the federal government.

Ley de Amparo

A new Ley de Amparo went into effect on April 3, 2013, replacing the prior statute. The Ley de Amparo is designed to provide constitutional relief to individuals and corporations against various types of governmental actions, including administrative and judicial actions. This new law enables both individuals and citizens to file legal challenges against such actions and provides injunctive relief in certain instances. The new Ley de Amparo also broadens the scope of those persons that may seek protection under the law, grants general effects to rulings issued under amparo claims in certain circumstances and restricts injunctive relief where the social harm outweighs the benefit to the plaintiff. Finally, the enactment of the new law also seeks to reinforce the court system by attempting to limit judicial contradictions.

Ley de Instituciones de Seguros y Fianzas

A new Ley de Instituciones de Seguros y Fianzas went into effect on April 5, 2013, replacing the prior legislation, which regulated insurance and bonding companies separately. This new law governs the incorporation and operation of insurance and bonding companies. In addition, the new law is expected to further bring Mexican insurance legislation in line with international standards, implement certain new capital requirements and provide for new insurance products.